                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                   DAC TECHNOLOGIES GROUP INTERNATIONAL, INC.
                   ------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    23302R107
                                   ----------
                                 (Cusip Number)

                                DECEMBER 31, 2000
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)
         [ ]      Rule 13d-1(c)
         [X]      Rule 13d-1(d)

CUSIP NO.         23302R107
                  -------------------------------------------------------------

1) Names of Reporting Person I.R.S. Identification Nos of Above Persons (entities only)
         DAVID A. COLLINS
         ----------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group
         (a)
            -------------------------------------------------------------------
         (b)
            -------------------------------------------------------------------

3)       SEC Use Only
                     ----------------------------------------------------------

4)       Citizenship or Place of Organization UNITED STATES
                                              -------------

Number
Of                5)       Sole Voting Power 1,132,500
Shares                                       ----------------------------------
Beneficially
Owned by          6)       Shared Voting Power
Each                                         ----------------------------------
Reporting
Person                                       ----------------------------------
With
                                             ----------------------------------
                  7)       Sole Dispositive Power 1,132,500
                                                  -----------------------------

                           ----------------------------------------------------
                  8)       Shared Dispositive Power
                                                    ---------------------------

                  -------------------------------------------------------------

9)       Aggregate Amount Beneficially Owned by Each Reporting Person 1,132,500
                                                                      ---------

         ----------------------------------------------------------------------

10)      Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                          -----

         ----------------------------------------------------------------------

11)      Percent of Class Represented by Amount in Row 9 21.5
                                                         ----------------------
12)      Type of Reporting Person IN
                                  ---------------------------------------------


ITEM 1(a)         DAC TECHNOLOGIES GROUP INTERNATIONAL, INC.

ITEM 1(b)         19955 NE 38TH COURT, #601, AVENTURA, FLORIDA 33180

ITEM 2(a)         DAVID A. COLLINS

ITEM 2(b)         19955 NE 38TH COURT, #601, AVENTURA, FLORIDA 33180

ITEM 2(c)         UNITED STATES

ITEM 2(d)         COMMON STOCK

ITEM 2(e)         THE CUSIP NUMBER IS 23302R107

ITEM 3            Not Applicable

ITEM 4            OWNERSHIP

                  a)       Amount Beneficially Owned: 1,132,500
                                                      ---------
                  b)       Percent of Class: 21.5
                                             ----
                  c)       Number of Shares as to which the person has:
                           i)       Sole power to vote or direct the vote:
                                                                     1,132,500
                                                                     ---------
                           ii)      Shared power to vote or to direct the vote
                           iii)     Sole power to dispose or to direct the
                                    disposition of                   1,132,500
                                                                     ---------
                           iv) Shared power to dispose or to direct the disposition of

ITEM 5            NOT APPLICABLE

ITEM 6 David A. Collins is the Trustee of the Collins Family Trust, with full voting power. 815,750 shares are owned by the Trust and are reported as being beneficially owned by David A. Collins. The Collins Family Trust has also filed a separate Form 13(G).

ITEM 7            NOT APPLICABLE

ITEM 8            NOT APPLICABLE

ITEM 9            NOT APPLICABLE

ITEM 10           CERTIFICATIONS

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:             JULY 10, 2001
                   ------------------------

Signature:        /s/ DAVID A. COLLINS
                  -------------------------

Name/Title:       DAVID A. COLLINS
                  -------------------------